SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                    Act of 1934 or Suspension of Duty to File
                     Reports Under Sections 13 and 15(d) of
                     the Securities and Exchange Act of 1934

                        Commission File Number 000-20505

                       Dr Pepper/Seven-Up Companies, Inc.
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             (Exact name of registrant as specified in its charter)

          8144 Walnut Hill Lane, Dallas, Texas 75231-4372 (214) 360-7000
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    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

               11 1/2% Senior Subordinated Discount Notes Due 2002
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            (Title of each class of securities covered by this Form)


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       (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i)           ( )         Rule 12h-3(b)(1)(i)            (x)
Rule 12g-4(a)(1)(ii)          ( )         Rule 12h-3(b)(1)(ii)           ( )
Rule 12g-4(a)(2)(i)           ( )         Rule 12h-3(b)(2)(i)            ( )
Rule 12g-4(a)(2)(ii)          ( )         Rule 12h-3(b)(2)(ii)           ( )
                                          Rule 15d-6                     ( )

Approximate number of holders of record as of the certification or notice date:  0
             ---
                  Pursuant to the requirements of the Securities Exchange Act of 1934, Dr Pepper/Seven-Up Companies, Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 26, 1998                        By: /s/ Tony Bangs
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                                                   Tony Bangs
                                                   Senior Vice President and
                                                   General Counsel